UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  April 15, 2026

ABRDN NATIONAL MUNICIPAL INCOME FUND

(Exact name of Registrant as specified in its charter)

Massachusetts	811-07410	41-173716
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900 Market Street, Suite 200 Philadelphia, PA (Address of Principal Executive Offices)	19103 (Zip Code)

(800) 522-5465

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of Beneficial Interest	VFL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

On April 15, 2026, the Board of Trustees (the “Board”) of abrdn National Municipal Income Fund (the “Fund”) approved a change in the Fund’s non-fundamental investment policy relating to investments in below-investment grade municipal obligations as set forth below. This change will be effective on June 1, 2026.

Current	New
“The Fund may invest up to 20% of its net assets in Municipal Obligations that are rated below investment grade or that are unrated but judged by the Investment Manager to be of comparable quality.”	“The Fund may invest up to 100% of its assets in Municipal Obligations that are rated below investment grade or that are unrated but judged by the Investment Manager to be of comparable quality.”

All other investment limitations remain unchanged.

Exposure to Below Investment Grade Quality Municipal Obligations

Removing this non-fundamental investment limitation may result in larger credit exposure and greater investment risk from below investment grade quality Municipal Obligations. In particular, the Fund’s anticipated larger allocation (initially 30% and between approximately 30% and 50% over time) to below investment grade quality Municipal Obligations increases the risk from investment in high-yield bonds. The risk for investments in high-yield bonds and other lower-rated securities is as follows: Investments in high-yield bonds (commonly referred to as “junk bonds”) and other lower-rated securities will subject the Fund to substantial risk of loss. Investments in high-yield bonds are speculative and issuers of these securities are generally considered to be less financially secure and less able to repay interest and principal than issuers of investment-grade securities. Prices of high-yield bonds tend to be very volatile. These securities are less liquid than investment-grade debt securities and may be difficult to price or sell, particularly in times of negative sentiment toward high-yield securities.

A copy of the press release relating to the changes described above is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

abrdn National Municipal Income Fund

Date: April 15, 2026	/s/ Robert Hepp
Name: Robert Hepp
Title: Vice President